SEC 1745 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
 (02-02) INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
         THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.






                                    UNITED STATES              OMB APPROVAL
                         SECURITIES AND EXCHANGE COMMISSION    OMB Number:

                               WASHINGTON, D.C. 20549          Expires:

                                    SCHEDULE 13G               Estimated average
                                   (RULE 13D-102)              burden hours per
                                                               response. .



             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 VUBOTICS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $ .001 PER SHARE
                         (Title of Class of Securities)

                                    92909L102
                                 (CUSIP Number)

                                 AUGUST 24, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 92909L102

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potomac Capital Management LLC
              13-3984298

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    5,466,666
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        5,466,666

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            The Reporting Persons own an aggregate of 5,466,666 shares consisting of 2,733,333 shares of common stock and warrants to purchase 2,733,333 shares of common stock, representing in the aggregate 10.4% of the issued and outstanding shares. However, as per the warrant agreement, the Reporting Persons may only exercise warrants to purchase up to 9.99% of the issued and outstanding shares of common stock.


     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC; OO (Limited Liability Company)

                               CUSIP NO. 92909L102

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potomac Capital Management Inc.
              13-3984786

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    5,466,666
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        5,466,666

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            The Reporting Persons own an aggregate of 5,466,666 shares consisting of 2,733,333 shares of common stock and warrants to purchase 2,733,333 shares of common stock, representing in the aggregate 10.4% of the issued and outstanding shares. However, as per the warrant agreement, the Reporting Persons may only exercise warrants to purchase up to 9.99% of the issued and outstanding shares of common stock.

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            HC; CO

                               CUSIP NO. 92909L102

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Paul J. Solit


     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    5,466,666
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        5,466,666

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            The Reporting Persons own an aggregate of 5,466,666 shares consisting of 2,733,333 shares of common stock and warrants to purchase 2,733,333 shares of common stock, representing in the aggregate 10.4% of the issued and outstanding shares. However, as per the warrant agreement, the Reporting Persons may only exercise warrants to purchase up to 9.99% of the issued and outstanding shares of common stock.

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN; HC

ITEM 1.
           (A)  NAME OF ISSUER

                Vubotics, Inc.

           (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                5555 Glenridge Connector, Suite 200
                Atlanta, GA 30342


ITEM 2.
           (A)  NAME OF PERSON FILING

                This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and
                (iii) Paul J. Solit

           (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                (i), (ii), and (iii)

                825 Third Avenue, 33rd Floor
                New York, New York 10022

           (C)  CITIZENSHIP

                (i)   New York
                (ii)  New York
                (iii) U.S.

           (D)  TITLE OF CLASS OF SECURITIES

                Common Stock, par value $.001 per share

           (E)  CUSIP NUMBER
                92909L102

ITEM 3.    Not Applicable

ITEM 4.      OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

                  Potomac Capital Management LLC
                  Potomac Capital Management Inc.
                  Paul J. Solit

             (A)  AMOUNT BENEFICIALLY OWNED:    5,466,666 shares consisting of
                  2,733,333 shares of common stock and warrants to purchase 2,733,333 shares of common stock.

             (B)  PERCENT OF CLASS:  9.9%

             (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                  (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE    0
                  (II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE    5,466,666
                  (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF    0
                  (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF    5,466,666

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

             See Exhibit A attached hereto.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.

ITEM 10.     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 8th day of September, 2006




                                       POTOMAC CAPITAL MANAGEMENT LLC

                                       By:    /s/      Paul J. Solit
                                           ------------------------------------
                                              Paul J. Solit, Managing Member

                                       POTOMAC CAPITAL MANAGEMENT INC.

                                       By:      /s/     Paul J. Solit
                                           ------------------------------------
                                                  Paul J. Solit, President


                                       PAUL J. SOLIT

                                       By:     /s/ Paul J. Solit
                                           ------------------------------------
                                               Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A      Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B      Joint Filing Agreement dated September 8, 2006 among Potomac
               Capital Management LLC, Potomac Capital Management,
               Inc. and Paul J. Solit